EXHIBIT 99.1

Neptune Reports Third Quarter Results and Confirms First Insurance Payment

LAVAL, Quebec, Jan. 15, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) yesterday reported its consolidated financial results for the three and nine-month periods ended November 30, 2012 and announces that it will receive a first insurance payment.

Nine months ended November 30, 2012 Financial Results

Nutraceutical Business Results

  Nutraceutical revenues increased by 50% to $20,598,000 for the nine-month period ended November 30, 2012, up from $13,756,000 achieved during the corresponding period ended November 30, 2011.
  Adjusted EBITDA from nutraceutical business for the nine-month period ended November 30, 2012 decreased by 11% to $2,225,000, down from $2,505,000 obtained during the corresponding period ended November 30, 2011.
  Net loss from nutraceutical business reached $13,632,000 for the nine-month period ended November 30, 2012, compared to a net profit of $1,004,000 for the corresponding period ended November 30, 2011.

The nutraceutical loss is mainly attributable to the write-offs required by accounting principles under the International Financial Reporting Standards ("IFRS") and is composed of estimated impairment losses and costs related to the explosion that destroyed the Corporation's production plant on November 8, 2012, for an amount $8,465,000, and the derecognizing of the deferred tax asset in the amount of $1,000,000 and of the long-term investment tax credit recoverable in the amount of $1,200,000 at November 30, 2012. According to the same IFRS accounting principles, the realization of these assets will depend on the successful implementation of the Corporation's action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment. Additional details are available in the consolidated interim financial statements of the Corporation for the three and nine-month periods ended November 30, 2012 and accompanying management's discussion and analysis, available on SEDAR at www.sedar.com.

"Due to the circumstances, those write-offs were imperative and negatively affected our bottom line. From now on, amounts received from the insurance will offset the impairment losses," stated André Godin, CFO.

Consolidated Results

  Revenues increased by 55% to $21,273,000 for the nine-month period ended November 30, 2012, up from $13,756,000 achieved during the corresponding period ended November 30, 2011.
  Adjusted consolidated EBITDA for the nine-month period ended November 30, 2012 increased by 35% to ($1,190,000), up from ($1,818,000) obtained during the corresponding period ended November 30, 2011.
  Net loss reached $18,815,000 for the nine-month period ended November 30, 2012, compared to a net loss of $4,459,000 for the corresponding period ended November 30, 2011.

Three month ended November 30, 2012 Financial Results

Nutraceutical Business Results

  Nutraceutical revenues increased by 29% to $6,603,000 for the three-month period ended November 30, 2012, up from $5,120,000 achieved during the corresponding period ended November 30, 2011.
  Adjusted EBITDA from nutraceutical business for the three-month period ended November 30, 2012 decreased to $432,000, down from $1,081,000 obtained during the corresponding period ended November 30, 2011.
  Net loss from nutraceutical business reached $10,883,000 for the three-month period ended November 30, 2012, compared to a net income of $869,000 for the corresponding period ended November 30, 2011.

Consolidated Results

  Revenues increased by 37% to $7,027,000 for the three-month period ended November 30, 2012, up from $5,120,000 achieved during the corresponding period ended November 30, 2011.
  Adjusted consolidated EBITDA for the three-month period ended November 30, 2012 was ($629,000), compared to ($743,000) obtained during the corresponding period ended November 30, 2011.
  Earnings for the three-month period ended November 30, 2012 resulted into a net loss of $12,437,000, compared to a net loss of $1,433,000 for the corresponding period ended November 30, 2011.

Insurance Coverage

As previously disclosed, Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Neptune has received confirmation from its insurer that it will receive a first interim payment of $6 million further to the explosion that destroyed Neptune's production plant.

"We welcome the first interim payment from our insurer, given the importance of our insurance recovery in pursuing our action plan to resume production. Most of the impairment losses will be offset by the first insurance payment," said André Godin, CFO.

Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received. Further updates on the status of the Corporation's disclosed action plan to resume operations and supply customers will be provided as matters progress.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian nutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBio"), in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com